Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2018	2017
Earnings available to cover fixed charges:
Loss before income taxes	$(91)	$(154)
Plus: Fixed charges	319	304
Earnings available to cover fixed charges	$228	$150

Fixed charges (a):
Interest, including amortization of deferred financing costs	$257	$244
Interest portion of rental payment	62	60
Total fixed charges	$319	$304

Ratio of earnings to fixed charges (b)	—	—
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2018	2017
Related to debt under vehicle programs	$155	$143
All other	102	101
	$257	$244

(b) Earnings were not sufficient to cover fixed charges for the six months ended June 30, 2018 and 2017 by $91 million and $154 million, respectively.